Exhibit 99.1

Oculis Holding AG

Unaudited Condensed Consolidated Interim Financial Statements

Oculis Holding AG

Unaudited Condensed Consolidated Interim Statements of Financial Position

(in CHF thousands)

		As of June 30,	As of December 31,
	Note	2024	2023
ASSETS

Non-current assets
Property and equipment, net		249	288
Intangible assets	6	12,206	12,206
Right-of-use assets		1,465	755
Other non-current assets		178	89
Total non-current assets		14,098	13,338

Current assets
Other current assets	8	5,329	8,488
Accrued income	8	1,383	876
Short-term financial assets	10	74,070	53,324
Cash and cash equivalents	10	43,852	38,327
Total current assets		124,634	101,015

TOTAL ASSETS		138,732	114,353

EQUITY AND LIABILITIES

Shareholders' equity
Share capital		427	366
Share premium		340,046	288,162
Reserve for share-based payment	9	10,819	6,379
Actuarial loss on post-employment benefit obligations		(1,447)	(1,072)
Treasury shares	14	(10)	-
Cumulative translation adjustments		(297)	(327)
Accumulated losses		(236,712)	(199,780)
Total equity		112,826	93,728

Non-current liabilities
Long-term lease liabilities		1,011	431
Long-term payables		-	378
Defined benefit pension liabilities		1,261	728
Total non-current liabilities		2,272	1,537

Current liabilities
Trade payables		3,181	7,596
Accrued expenses and other payables	12	12,763	5,948
Short-term lease liabilities		327	174
Warrant liabilities	11	7,363	5,370
Total current liabilities		23,634	19,088

Total liabilities		25,906	20,625

TOTAL EQUITY AND LIABILITIES		138,732	114,353

The accompanying notes form an integral part of the Unaudited Condensed Consolidated Interim Financial Statements.

Oculis Holding AG

Unaudited Condensed Consolidated Interim Statements of Loss

(in CHF thousands, except loss per share data)

		For the three months ended June 30,		For the six months ended June 30,
	Note	2024	2023	2024	2023
Grant income	7. (A) / 8	245	250	467	479
Operating income		245	250	467	479
Research and development expenses	7. (B)	(16,465)	(6,198)	(27,321)	(12,346)
General and administrative expenses	7. (B)	(6,265)	(4,797)	(10,959)	(8,840)
Merger and listing expense	4 / 7. (B)	-	-	-	(34,863)
Operating expenses		(22,730)	(10,995)	(38,280)	(56,049)

Operating loss		(22,485)	(10,745)	(37,813)	(55,570)

Finance income	7. (C)	660	216	1,241	253
Finance expense	7. (C)	(87)	(17)	(128)	(1,297)
Fair value adjustment on warrant liabilities	7. (C) / 11	1,370	(2,625)	(1,699)	(2,203)
Foreign currency exchange gain (loss)	7. (C)	(267)	408	1,527	161
Finance result		1,676	(2,018)	941	(3,086)

Loss before tax for the period		(20,809)	(12,763)	(36,872)	(58,656)

Income tax expense		(30)	(114)	(60)	(236)

Loss for the period		(20,839)	(12,877)	(36,932)	(58,892)

Loss per share:
Basic and diluted loss attributable to equity holders	15	(0.51)	(0.38)	(0.96)	(2.53)

The accompanying notes form an integral part of the Unaudited Condensed Consolidated Interim Financial Statements.

Oculis Holding AG

Unaudited Condensed Consolidated Interim Statements of Comprehensive Loss

(in CHF thousands)

	For the three months ended June 30,		For the six months ended June 30,
	2024	2023	2024	2023
Loss for the period	(20,839)	(12,877)	(36,932)	(58,892)

Other comprehensive loss:
Items that will not be reclassified to Statements of Loss:
Actuarial losses of defined benefit plans	(375)	(223)	(375)	(275)
Items that may be reclassified subsequently to loss:
Foreign currency translation differences	(1)	(1,313)	30	(3,291)
Other comprehensive loss for the period	(376)	(1,536)	(345)	(3,566)

Total comprehensive loss for the period	(21,215)	(14,413)	(37,277)	(62,458)

The accompanying notes form an integral part of the Unaudited Condensed Consolidated Interim Financial Statements.

Oculis Holding AG

Unaudited Condensed Consolidated Interim Statements of Changes in Equity

(in CHF thousands, except share numbers)

	Legacy share capital			Legacy treasury shares		Share capital		Treasury shares
	Note	Shares	Share capital	Shares	Treasury shares	Shares	Share capital	Shares	Treasury shares	Share premium	Reserve for share-based payment	Cumulative translation adjustment	Actuarial loss on post-employment benefit obligations	Accumulated losses	Total
Balance as of January 1, 2023		3,894,722	39	(114,323)	(1)	-	-	-	-	10,742	2,771	(300)	(264)	(110,978)	(97,991)
Loss for the period		-	-	-	-	-	-	-	-	-	-	-	-	(58,892)	(58,892)
Other comprehensive loss:
Actuarial gain on post-employment benefit obligations		-	-	-	-	-	-	-	-	-	-	-	(275)	-	(275)
Foreign currency translation differences		-	-	-	-	-	-	-	-	-	-	(3,291)	-	-	(3,291)
Total comprehensive loss for the period		-	-	-	-	-	-	-	-	-	-	(3,291)	(275)	(58,892)	(62,458)
Share-based compensation expense	9	-	-	-	-	-	-	-	-	-	1,365	-	-	-	1,365
Conversion of Legacy Oculis ordinary shares and treasury shares into Oculis ordinary shares	4	(3,894,722)	(39)	114,323	1	3,780,399	38	-	-	-	-	-	-	-	-
Conversion of Legacy Oculis long-term financial debt into Oculis ordinary shares	4	-	-	-	-	16,496,603	165	-	-	124,637	-	-	-	-	124,802
Issuance of ordinary shares to PIPE investors	4	-	-	-	-	7,118,891	71	-	-	66,983	-	-	-	-	67,054
Issuance of ordinary shares under CLA	4	-	-	-	-	1,967,000	20	-	-	18,348	-	-	-	-	18,368
Issuance of ordinary shares to EBAC shareholders	4	-	-	-	-	3,370,480	33	-	-	35,492	-	-	-	-	35,525
Transaction costs related to the business combination	4	-	-	-	-	-	-	-	-	(4,821)	-	-	-	-	(4,821)
Proceeds from sale of shares in public offering	4	-	-	-	-	3,654,234	36	-	-	38,143	-	-	-	-	38,179
Transaction costs related to the public offering	4	-	-	-	-	-	-	-	-	(3,361)	-	-	-	-	(3,361)
Issuance of shares in connection with warrant exercises	11	-	-	-	-	47,825	1	-	-	533	-	-	-	-	534
Balance as of June 30, 2023		-	-	-	-	36,435,432	364	-	-	286,696	4,136	(3,591)	(539)	(169,870)	117,196

Balance as of January 1, 2024		-	-	-	-	36,649,705	366	-	-	288,162	6,379	(327)	(1,072)	(199,780)	93,728
Loss for the period		-	-	-	-	-	-	-	-	-	-	-	-	(36,932)	(36,932)
Other comprehensive profit (loss):
Actuarial loss on post-employment benefit obligations		-	-	-	-	-	-	-	-	-	-	-	(375)	-	(375)
Foreign currency translation differences		-	-	-	-	-	-	-	-	-	-	30	-	-	30
Total comprehensive loss for the period		-	-	-	-	-	-	-	-	-	-	30	(375)	(36,932)	(37,277)
Share-based compensation expense	9	-	-	-	-	-	-	-	-	-	4,440	-	-	-	4,440
Issuance of ordinary shares related to Registered Direct Offering	4	-	-	-	-	5,000,000	50	-	-	53,491	-	-	-	-	53,541
Transaction costs related to Registered Direct Offering	4	-	-	-	-	-	-	-	-	(1,868)	-	-	-	-	(1,868)
Issuance of shares to be held as treasury shares	14	-	-	-	-	1,000,000	10	(1,000,000)	(10)	-	-	-	-	-	-
Stock options exercised	9	-	-	-	-	95,590	1	-	-	261	-	-	-	-	262
Balance as of June 30, 2024		-	-	-	-	42,745,295	427	(1,000,000)	(10)	340,046	10,819	(297)	(1,447)	(236,712)	112,826

The accompanying notes form an integral part of the Unaudited Condensed Consolidated Interim Financial Statements.

Oculis Holding AG

Unaudited Condensed Consolidated Interim Statements of Cash Flows

(in CHF thousands)

		For the six months ended June 30,
	Note	2024	2023
Operating activities
Loss before tax for the period		(36,872)	(58,656)

Non-cash adjustments:
- Financial result		(2,025)	3,292
- Depreciation of property and equipment and right-of-use assets		162	140
- Share-based compensation expense	9	4,440	1,365
- Interest expense on Series B and C preferred shares	7. (C)	-	1,266
- Interests on lease liabilities		20	21
- Post-employment (benefits)/loss		(30)	(62)
- Fair value adjustment on warrant liabilities	11	1,699	2,203
- Merger and listing expense	4	-	34,863
Working capital adjustments:
- De/(Increase) in other current assets	8	4,245	(2,867)
- De/(Increase) in accrued income	8	(507)	(384)
- De/(Increase) in other non-current assets		(91)	(34)
- (De)/Increase in trade payables		(4,249)	(130)
- (De)/Increase in accrued expenses and other payables	12	6,151	(9,781)
- (De)/Increase in long-term payables		(378)	-

Interest received		774	124
Interest paid		(24)	(27)
Taxes paid		(25)	(182)
Net cash outflow for operating activities		(26,710)	(28,849)

Investing activities
Payment for purchase of property and equipment		(19)	(24)
Payment for short-term financial assets, net	10	(20,587)	(72,078)
Net cash outflow for investing activities		(20,606)	(72,102)

Financing activities
Proceeds from EBAC merger and listing	4	-	97,436
Transaction costs related to the business combination	4	-	(4,544)
Proceeds from sale of shares related to Registered Direct Offering	4	53,541	38,179
Transactions costs related to equity issuance related to Registered Direct Offering	4	(1,312)	(2,747)
Transactions costs related to ATM Offering Program	4	(83)	-
Transactions costs related to loan facility	4	(262)	-
Proceeds from exercise of warrants	11	-	494
Proceeds from stock options exercised	9	262	-
Principal payment of lease obligations		(104)	(70)
Net cash inflow from financing activities		52,042	128,748

Increase in cash and cash equivalents		4,726	27,797

Cash and cash equivalents, beginning of period	10	38,327	19,786
Effect of foreign exchange rate changes		799	(5,651)
Cash and cash equivalents, end of period	10	43,852	41,932

Net cash and cash equivalents variation		4,726	27,797

Supplemental non-cash financing information
Transaction costs recorded in accrued expenses and other payables		1,615	656

The accompanying notes form an integral part of the Unaudited Condensed Consolidated Interim Financial Statements.

Oculis Holding AG

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1.
CORPORATE INFORMATION

Oculis Holding AG (“the Company” or “Oculis”) is a stock corporation (“Aktiengesellschaft”) with its registered office at Bahnhofstrasse 7, CH-6300, Zug, Switzerland. It was incorporated under the laws of Switzerland on October 31, 2022.

As of June 30, 2024, the Company controlled five wholly-owned subsidiaries: Oculis Operations GmbH (“Oculis Operations”) with its registered office in Lausanne, Switzerland, which was incorporated in Zug, Switzerland on December 27, 2022, Oculis ehf. (“Oculis Iceland”), which was incorporated in Reykjavik, Iceland on October 28, 2003, Oculis France Sàrl (“Oculis France”) which was incorporated in Paris, France on March 27, 2020, Oculis US, Inc. (“Oculis US”) with its registered office in Newton MA, USA, which was incorporated in Delaware, USA, on May 26, 2020 and Oculis HK, Limited (“Oculis HK”) which was incorporated in Hong Kong, China on June 1, 2021. The Company and its wholly-owned subsidiaries form the Oculis Group (the “Group”). Prior to the Business Combination (as defined in Note 4), Oculis SA (“Legacy Oculis”), which was incorporated in Lausanne, Switzerland on December 11, 2017, and its wholly-owned subsidiaries Oculis Iceland, Oculis France, Oculis US and Oculis HK, formed the Oculis group. On July 6, 2023, Legacy Oculis merged with and into Oculis Operations, and the separate corporate existence of Legacy Oculis ceased. Oculis Operations is the surviving company and remains a wholly-owned subsidiary of Oculis.

On April 18, 2024, the Company completed the dissolution of Oculis Merger Sub II Company (“Merger Sub 2”) which had been incorporated in the Cayman Islands on January 3, 2023 and which was a wholly-owned subsidiary of Oculis. Merger Sub 2 had been created for purposes of consummating the Business Combination described in Note 4 below and did not contain any business operations of the Company.

The purpose of the Company is the research, study, development, manufacture, promotion, sale and marketing of biopharmaceutical products and substances as well as the purchase, holding, sale and exploitation of intellectual property rights, such as patents and licenses, in the field of ophthalmology. As a global biopharmaceutical company, Oculis is developing treatments to save sight and improve eye care with breakthrough innovations. The Company’s differentiated pipeline includes candidates for topical retinal treatments, topical biologics and disease modifying treatments.

2. BASIS OF PREPARATION AND CHANGES TO THE GROUP’S ACCOUNTING POLICIES

(A)
Going concern

The Group's accounts are prepared on a going concern basis. The Board of Directors believes that with the proceeds from the Business Combination, the June 2023 public offering and the April 2024 Registered Direct Offering, the Group has the ability to meet its financial obligations for at least the next 12 months.

The Company is a late-clinical stage company and is exposed to all the risks inherent to establishing a business, including the substantial uncertainty as to whether current projects will succeed. The Company’s success may depend in part upon its ability to (i) establish and maintain a strong patent position and protection, (ii) enter into collaborations with partners in the biotech and pharmaceutical industry, (iii) successfully move its product candidates through clinical and regulatory development, and (iv) attract and retain key personnel. The Company’s success is subject to its ability to be able to raise capital to support its operations. Shareholders should note that the long-term viability of the Company is dependent on its ability to raise additional capital to finance its future operations. The Company will continue to evaluate additional funding through public or private financings, debt financing or collaboration agreements. The Company cannot be certain that additional funding will be available on acceptable terms, or at all. If the Company is unable to raise additional capital when required or on acceptable terms, it may have to (i) significantly delay, scale back or discontinue the development of one or more product candidates; (ii) seek collaborators for product candidates at an earlier stage than otherwise would be desirable and on terms that are less favorable than might otherwise be available; or (iii) relinquish or otherwise dispose of rights to product candidates that the Company would otherwise seek to develop itself, on unfavorable terms.

(B)
Statement of compliance

These unaudited condensed consolidated interim financial statements as of June 30, 2024 and for the three and six months ended June 30, 2024 and 2023, have been prepared in accordance with International Accounting Standard ("IAS"), IAS 34 - Interim Financial Reporting. They do not include all of the information required for a complete set of financial statements prepared in accordance with IFRS Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). In the opinion of the Company, the accompanying unaudited condensed consolidated interim financial statements present a fair statement of its financial information for the interim periods reported.

Prior the Business Combination on March 2, 2023, the audited consolidated financial statements as of and for the year ended December 31, 2022 were issued for Legacy Oculis and its subsidiaries. Legacy Oculis became a wholly-owned subsidiary of the Company as a result of the Business Combination. In accordance with the BCA and described in Note 4, Oculis issued 3,780,399 ordinary shares to Legacy Oculis shareholders in exchange for 3,306,771 Legacy Oculis ordinary shares (after cancellation of 100,000 Legacy Oculis treasury shares) at the exchange ratio. The number of ordinary shares, and the number of ordinary shares within the loss per share held by the shareholders prior to the Business Combination have been adjusted by the exchange ratio of 1.1432 to reflect the equivalent number of ordinary shares in the Company. No such adjustments have been made in the current period.

(C)
Functional currency

The interim condensed consolidated financial statements of the Group are expressed in Swiss Francs (“CHF”), which is the Company’s functional and the Group’s presentation currency. The functional currency of the Company's subsidiaries is the local currency except for Oculis Iceland whose functional currency is CHF.

Assets and liabilities of foreign operations are translated into CHF at the rate of exchange prevailing at the reporting date and their statements of profit or loss are translated at average monthly exchange rates. The exchange differences arising on translation for consolidation are recognized in other comprehensive income.

(D)
Out of period adjustment

During the three months ended June 30, 2024, the Company recorded a CHF 1.8 million out-of-period adjustment to increase research and development expenses and decrease other current assets in order to correct for an understatement and overstatement of such balances, respectively, during the year ended December 31, 2023 and the three months ended March 31, 2024. The out-of-period adjustment is comprised of CHF 0.5 million related to the year ended December 31, 2023 and CHF 1.3 million related to the three months ended March 31, 2024. The Company evaluated the impact of the uncorrected prior period balances, and concluded that the uncorrected balances are not material to any previously issued consolidated financial statements and the correction of the error recorded in the current period is not material to the condensed consolidated financial statements for the three and six months ended June 30, 2024. Moreover, the Company does not expect the out-of-period adjustment to be material to the consolidated financial statements as of and for the year ended December 31, 2024.

3. SUMMARY OF MATERIAL ACCOUNTING POLICIES, CRITICAL JUDGMENTS AND ACCOUNTING ESTIMATES

(A)
Material accounting policies

There have been no material changes to the material accounting policies that have been applied by the Group in its audited consolidated financial statements as of and for the year ended December 31, 2023, included in Form 20-F filed with the SEC on March 19, 2024 and available at www.sec.gov, except as follows:

Warrant liabilities

The Company recognizes the warrant instruments as liabilities at fair value and adjusts the instruments to fair value at each reporting period (refer to Note 11). Any change in fair value is recognized in the Company’s consolidated statements of loss. Warrants are classified as short-term liabilities as the Company cannot defer the settlement beyond 12 months.

The Blackrock Warrant issued in conjunction with the Loan Agreement is classified as a liability since its exercise price is fixed in USD, which is not the functional currency of the Company and therefore it does not meet the requirements to be classified as equity under IFRS. The fair value of the Blackrock Warrant is determined using the Black-Scholes option-pricing model. This valuation model as well as parameters used such as expected volatility and expected term are partially based on management’s estimates. The expected volatility is estimated using historical stock volatilities of comparable peer public companies within the Company's industry. The expected term represents the period that the warrant is expected to be outstanding. The Blackrock Warrant is included in Level 3 of the fair value hierarchy. Refer to Note 11.

The fair value of the EBAC Public Warrants is based on the quoted market prices at the end of the reporting period for such warrants. For the EBAC Private Warrants, which have identical terms to the EBAC Public Warrants, the Company determined that the fair value of each
EBAC Private Warrant is equivalent to that of each EBAC Public Warrant. EBAC Public Warrants are included in Level 1 and EBAC Private Warrants in Level 2 in the fair value hierarchy. Refer to Note 11 - Warrant Liabilities.

(B)
Critical judgments and accounting estimates

In preparing these unaudited condensed consolidated interim financial statements, the critical accounting estimates, assumptions and judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those applied and discussed in the audited consolidated financial statements for the year ended December 31, 2023.

(C)
New accounting standards, interpretations, and amendments adopted by the Group

The accounting policies adopted in the preparation of the unaudited condensed consolidated interim financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended December 31, 2023.

There are no new IFRS Accounting Standards, amendments to standards or interpretations that are mandatory for the financial year beginning on January 1, 2024, that have a material impact in the interim period. In April 2024, the IASB issued IFRS 18, Presentation and Disclosure in Financial Statements, which provides requirements for the presentation and disclosure of information in general purpose financial statements. The standard is effective for periods beginning on or after January 1, 2027. The Company is in the process of evaluating whether IFRS 18 will have a material effect on the consolidated financial statements. New standards, amendments to standards and interpretations that are not yet effective, which have been deemed by the Group as currently not relevant, are not listed here.

4. FINANCING ACTIVITIES

Loan Facility

On May 29, 2024, the Company entered into an agreement for a loan facility with Kreos Capital VII (UK) Limited (the “Lender”), which are funds and accounts managed by Blackrock, Inc. (the “Loan Agreement”). The Loan Agreement is structured to provide the EUR equivalent of up to CHF 50.0 million in borrowing capacity (which may be increased to up to CHF 65.0 million), comprising tranches 1, 2 and 3, in the amounts of the EUR equivalents of CHF 20.0 million (“Loan 1), CHF 20.0 million (“Loan 2”) and CHF 10.0 million (“Loan 3”), respectively, as well as an additional loan of the EUR equivalent of up to CHF 15.0 million, which may be made available by the Lender to the Company if mutually agreed in writing by the Lender and the Company (the “Loan”). Upon each tranche becoming available for draw down as well as upon the Company drawing down the loan tranches, certain associated transaction costs become payable by the Company. No amounts were drawn under the Loan Agreement during the three and six months ended June 30, 2024.

In conjunction with the Loan, the Company entered into a Warrant Agreement (the “Blackrock Warrant”) with Kreos Capital VII Aggregator SCSp, an affiliate of the Lender (the “Holder”), under which the Holder can purchase up to 361,011 of the Company’s ordinary shares at a price per ordinary share equal to $12.17 (CHF 11.11). At signing the Blackrock Warrant was immediately exercisable for 43,321 ordinary shares and, following the drawdown of each of Loans 1, 2 and 3, the Blackrock Warrant will become exercisable for additional amounts of ordinary shares ratably based on the amounts of Loans 1, 2 and 3 that are drawn. Each tranche of the Warrant in connection with Loans 1, 2 and 3, is exercisable for a period of up to seven years from the date of eligibility and will terminate at the earliest of (i) December 31, 2032, (ii) such earlier date on which the Warrant is no longer exercisable for any warrant share in accordance with its terms and (iii) the acceptance by the shareholders of the Company of a third-party bona fide offer for all outstanding shares of the Company (subject to any prior exercise by the Holder, if applicable). The Blackrock Warrant had not been exercised in part or in full as of June 30, 2024.

In connection with this transaction, the Company incurred approximately CHF 0.8 million of transaction related costs during the three and six months ended June 30, 2024, which were capitalized as a prepayment for liquidity services and will be amortized over the period during which the loan is available. Refer to Note 11 - Warrant Liabilities.

At-the-Market Offering Program

On May 8, 2024, the Company entered into a sales agreement with Leerink Partners, LLC (“Leerink Partners”) with respect to an at-the-market offering program (the “ATM Offering Program”) under which the Company may offer and sell, from time to time at its sole discretion, ordinary shares of the Company having an aggregate offering price of up to $100.0 million (CHF 90.8 million) through Leerink Partners as its sales agent. Any such sales, made through the sales agent, can be made by any method that is deemed an “at-the-market offering” as defined in Rule 415 promulgated under the Securities Act of 1933, as amended, or in other transactions pursuant to an effective shelf registration statement on Form F-3. The Company agreed to pay Leerink Partners a commission of up to 3.0% of the gross proceeds of any sales of ordinary shares sold pursuant to the sales agreement. Following the execution of the agreement, the Company issued 1,000,000 ordinary shares out of its existing capital band, each with a nominal value of CHF 0.01 to be held as treasury shares. There were no sales under the ATM Offering Program through June 30, 2024.

In connection with this transaction the Company incurred approximately CHF 0.3 million of transaction related costs during the three and six months ended June 30, 2024, which were capitalized within other current assets.

Registered Direct Offering and Nasdaq Iceland Main Market listing

On April 22, 2024, the Company closed its registered direct offering with gross proceeds of CHF 53.5 million or $58.8 million through the issuance and sale of 5,000,000 of its ordinary shares, nominal value CHF 0.01 per share, at a purchase price of CHF 10.70 or $11.75 per share to investors (the “Registered Direct Offering”), and commenced trading of its ordinary shares on the Nasdaq Iceland Main Market under the ticker symbol “OCS” on April 23, 2024. In connection with the Registered Direct Offering and Nasdaq Iceland Main Market listing, the Company incurred approximately CHF 2.2 million and CHF 2.5 million of transaction related costs during the three and six months ended June 30, 2024, respectively, of which CHF 1.9 million were recorded as a reduction of share premium in equity.

Public offering of ordinary shares

On May 31, 2023, the Company entered into an underwriting agreement with BofA Securities Inc. and SVB Securities, LLC, as representatives of several underwriters, and on June 5 and June 13, 2023, the Company closed the issuance and sale in a public offering of an aggregate of 3,654,234 ordinary shares at a public offering price of CHF 10.45 or $11.50 per share, for total gross proceeds of CHF 38.2 million or $42.0 million before deducting underwriting discounts, commissions and offering expenses.

Business combination with European Biotech Acquisition Corp (“EBAC”)

On March 2, 2023, the Company consummated a business combination with EBAC (the “Business Combination”) pursuant to the Business Combination Agreement (“BCA”) between Legacy Oculis and EBAC dated as of October 17, 2022. The Company received gross proceeds of CHF 97.6 million or $103.7 million, comprising CHF 12.0 million or $12.8 million of cash held in EBAC’s trust account and CHF 85.6 million or $90.9 million from private placement (“PIPE”) investments and conversion of notes issued under Convertible Loan Agreements (“CLA”) into Oculis' ordinary shares. As a result of the transaction, each issued and outstanding EBAC public warrant (“EBAC Public Warrants”) and EBAC private placement warrant (“EBAC Private Warrants”) ceased to be a warrant with respect to EBAC ordinary shares and were assumed by Oculis as warrants with respect to ordinary shares on substantially the same terms (“EBAC warrants”). In connection with the Business Combination, Oculis was listed on the Nasdaq Global Market with the ticker symbol “OCS” for its ordinary shares and “OCSAW” for its public warrants.

PIPE and CLA financing in March 2023

In connection with the BCA, EBAC entered into subscription agreements with the PIPE investors for an aggregate of 7,118,891 shares of EBAC Class A ordinary shares at CHF 9.42 or $10.00 per share for aggregate gross proceeds of CHF 67.1 million or $71.2 million.

In connection with the BCA, Legacy Oculis and the investor parties thereto entered into CLAs pursuant to which the investor lenders granted Legacy Oculis a right to receive an interest free convertible loan with certain conversion rights with substantially the same terms as the PIPE investors. Following the mergers, Oculis assumed the CLAs and the lenders exercised their conversion rights in exchange for 1,967,000 ordinary shares at CHF 9.42 or $10.00 per share for aggregate gross proceeds of CHF 18.5 million or $19.7 million.

Together, the PIPE and CLA financing resulted in aggregate gross cash proceeds of CHF 85.6 million or $90.9 million to Oculis in exchange for 9,085,891 ordinary shares.

Merger and listing expense

The Business Combination was accounted for as a capital re-organization in the first quarter of 2023 within the scope of IFRS 2 Share-based Payment, as EBAC did not meet the definition of a business in accordance with IFRS 3 Business Combinations. Any excess of the fair value of the Company’s shares issued over the fair value of EBAC’s identifiable net assets acquired represented compensation for the service of a stock exchange listing. This expense was incurred in the first quarter of 2023 and amounted to CHF 34.9 million, which was expensed to the statement of loss as operating expenses, “Merger and listing expense”. The expense is non-recurring in nature and represented a share-based payment made in exchange for a listing service and does not lead to any cash outflows.

Earnout consideration

As a result of the BCA, Legacy Oculis preferred, ordinary and option holders (collectively “equity holders”) received consideration in the form of 3,793,995 earnout shares and 369,737 earnout options with an exercise price of CHF 0.01.

The earnout consideration is subject to forfeiture in the event of a failure to achieve the price targets during the earnout period defined as follows: (i) 1,500,000, (ii) 1,500,000 and (iii) 1,000,000 earned based on the achievement of post-acquisition closing share price targets of Oculis of $15.00, $20.00 and $25.00, respectively, in each case, for any 20 trading days within any consecutive 30 trading day period commencing after the acquisition closing date and ending on or prior to March 2, 2028 (the “earnout period”). A given share price target described above will also be deemed to be achieved if there is a change of control, as defined in the BCA, transaction of Oculis during the earnout period.

5.
SEGMENT INFORMATION

The Company is managed and operated as one business. A single management team that reports to the Chief Executive Officer comprehensively manages the entire business and accordingly, the Company has one reporting segment.

The table below provides the carrying amount of certain non-current assets, by geographic area:

in CHF thousands	Switzerland		Iceland		Others		Total
	As of June 30, 2024	As of December 31, 2023	As of June 30, 2024	As of December 31, 2023	As of June 30, 2024	As of December 31, 2023	As of June 30, 2024	As of December 31, 2023
Intangible assets	12,206	12,206	-	-	-	-	12,206	12,206
Property and equipment, net	21	17	212	253	16	18	249	288
Right-of-use assets	778	-	644	687	43	68	1,465	755
Total	13,005	12,223	856	940	59	86	13,920	13,249

6.
INTANGIBLE ASSETS

Intangible assets as of June 30, 2024 and as of December 31, 2023 were CHF 12.2 million and represent licenses purchased under license agreements with Novartis Technology LLC (“Novartis”) and Accure Therapeutics SL (“Accure”). The license agreement between the Company and Novartis dated December 19, 2018 relates to the licensing of a novel topical anti-TNFα antibody, renamed OCS-02 (Licaminlimab), for ophthalmic indications. The license agreement between the Company and Accure dated January 29, 2022 relates to the licensing of OCS-05 (formerly ACT-01) technology. The Company intends to advance the development of OCS-05 with a focus on multiple ophthalmology neuroprotective applications.

7.
INCOME AND EXPENSES

(A)
Grant income

Grant income reflects reimbursement of research and development expenses and income from certain research projects managed by Icelandic governmental institutions. Certain expenses qualify for incentives from the Icelandic government in the form of tax credits or cash reimbursements. Icelandic government grant income for the three and six months ended June 30, 2024, were CHF 0.2 million and CHF 0.5 million, respectively, compared to CHF 0.3 million and CHF 0.5 million, respectively, for the same periods in 2023.

(B)
Operating expenses

The tables below show the breakdown of the Operating expenses by category:

in CHF thousands	For the three months ended June 30,
	Research and development expenses		General and administrative expenses		Total operating expenses
	2024	2023	2024	2023	2024	2023
Personnel expense	3,306	1,898	2,971	1,913	6,277	3,811
Payroll	1,226	1,321	1,752	1,269	2,978	2,590
Share-based compensation	2,080	577	1,219	644	3,299	1,221
Operating expenses	13,159	4,300	3,294	2,884	16,453	7,184
External service providers	12,987	4,140	2,242	2,360	15,229	6,500
Other operating expenses	108	102	1,027	505	1,135	607
Depreciation of property and equipment	26	28	4	4	30	32
Depreciation of right-of-use assets	38	30	21	15	59	45
Total	16,465	6,198	6,265	4,797	22,730	10,995

in CHF thousands	For the six months ended June 30,
	Research and development expenses		General and administrative expenses		Total operating expenses
	2024	2023	2024	2023	2024	2023
Personnel expense	5,042	3,021	5,207	3,106	10,249	6,127
Payroll	2,511	2,397	3,298	2,365	5,809	4,762
Share-based compensation expense	2,531	624	1,909	741	4,440	1,365
Operating expenses	22,279	9,325	5,752	5,734	28,031	49,922
External service providers	21,958	9,043	4,058	3,871	26,016	12,914
Other operating expenses	202	168	1,651	1,837	1,853	2,005
Depreciation of property and equipment	51	56	8	11	59	67
Depreciation of right-of-use assets	68	58	35	15	103	73
Merger and listing expense(1)	-	-	-	-	-	34,863
Total	27,321	12,346	10,959	8,840	38,280	56,049

(1) Merger and listing expense is presented separately from “research and development” and “general and administrative” expenses on the unaudited condensed consolidated statements of loss. The item relates to the BCA and is non-recurring in nature, representing a share-based payment made in exchange for a listing service.

The increase in external service providers for research and development expenses is related to clinical trial related expenses as a result of the Company's active clinical trials during the respective periods, mainly the ongoing Phase 3 Stage 2 DIAMOND-1 and DIAMOND-2 clinical trials of OCS-01 in diabetic macular edema (DME), the Phase 3 Stage 2 OPTIMIZE-2 clinical trial of OCS-01 in inflammation and pain following ocular surgery, and the Phase 2b RELIEF clinical trial of OCS-02 (Licaminlimab) in dry eye disease (DED). The increase in share-based compensation expense for research and development expenses is related to certain options that were modified to accelerate vesting upon the death of an employee, resulting in the acceleration of expense recognition. Total expense attributable to the modification was CHF 1.0 million recognized during the three months ended June 30, 2024. Refer to Note 9 - Share-Based Compensation.

(C)
Finance result

The table below shows the breakdown of the finance result by category:

in CHF thousands	For the three months ended June 30,		For the six months ended June 30,
	2024	2023	2024	2023
Finance income	660	216	1,241	253
Finance expense	(87)	(17)	(128)	(1,297)
Fair value adjustment on warrant liabilities	1,370	(2,625)	(1,699)	(2,203)
Foreign currency exchange gain (loss)	(267)	408	1,527	161
Finance result	1,676	(2,018)	941	(3,086)

Finance expense in 2023 represented mainly interest related to the preferred dividend owed to the holders of Legacy Oculis preferred Series B and C shares incurred prior to the Business Combination. Preferred Series B and C shares qualified as liabilities under IAS 32 - Financial instruments: Presentation and the related accrued dividends as interest expense. The preferred Series B and C shares were fully converted to ordinary shares at the closing of the Business Combination on March 2, 2023 (refer to Note 4).

Finance income in all periods presented consists primarily of interest income earned from the Company's short-term financial assets.

Refer to Note 11 for further discussions of the fair value adjustment on warrant liabilities.

For the three and six months ended June 30, 2024 and 2023, the foreign currency exchange gain (loss) is primarily related to fluctuations of U.S. dollar against Swiss Franc. In 2024 the U.S. dollar strengthened against the Swiss Franc leading to foreign exchange gains on short term financial assets and cash balances. In 2023 the favorable currency exchange was primarily due to the fluctuations in the U.S. dollar and Euro exchange rates against the Swiss Franc on payable balances denominated in U.S. dollar and Euro, which was partly offset by negative currency exchange in cash and fixed term deposits and the revaluation of the U.S. dollar denominated Series C long-term financial debt, prior to the Business Combination in March 2023.

8.
OTHER CURRENT ASSETS AND ACCRUED INCOME

The table below shows the breakdown of other current assets by category:

in CHF thousands	June 30, 2024	December 31, 2023
Prepaid clinical and technical development expenses	559	6,748
Prepaid general and administrative expenses	3,806	1,412
VAT and other receivable	964	328
Total	5,329	8,488

The decrease in prepaid clinical and technical development expenses as of June 30, 2024 compared to prior year end was due to advancements of clinical trials in 2024 that commenced during the fourth quarter of 2023, which resulted in recording of expenses and lowering of prepaid balances. The increase in prepaid general and administrative expenses as of June 30, 2024 compared to prior year end is due to transaction costs capitalized as other current assets related to the ATM Offering Program and Loan Agreement, as well as public liability insurances prepaid balances.

The table below shows the movement of accrued income for the six months ended June 30, 2024 and 2023:

in CHF thousands	2024	2023
Balance as of January 1,	876	912
Accrued income recognized during the period	467	479
Foreign exchange revaluation	40	(95)
Balance as of June 30,	1,383	1,296

Accrued income is generated by incentives for research and development offered by the Icelandic government in the form of tax credits for innovation companies. The aid in Iceland is granted as a reimbursement of paid income tax or paid out in cash when the tax credit is higher than the calculated income tax. The tax credit is subject to companies having a research project approved as eligible for tax credit by the Icelandic Centre for Research (Rannís).

9.
SHARE-BASED COMPENSATION

2023 Employee Stock Option and Incentive Plan

On March 2, 2023, the Company adopted the 2023 Employee Stock Option and Incentive Plan (“2023 ESOP”) which allows for the grant of equity incentives, including share-based options, stock appreciation rights (“SARs”), restricted shares and other awards. The 2023 ESOP lays out the details for the equity incentives for talent acquisition and retention purposes.

Each grant of share-based options made under the 2023 ESOP entitles the grantee to acquire ordinary shares with payment of the exercise price in cash. The Company intends to settle any options, RSU’s and SARs granted only in ordinary shares. For each grant of share-based options, SARs and RSUs, the Company issues a grant notice, which details the applicable terms of the award, including number of shares, exercise price, vesting conditions and expiration date. The terms of each grant are set by the Board of Directors.

Option awards and SARs

The fair value of option awards and SARs is determined using the Black-Scholes option-pricing model. The weighted average grant date fair value for options and SARs granted during the six months ended June 30, 2024 was CHF 7.96 or $8.95 per share. The weighted average grant date fair value for options and SARs granted during the six months ended June 30, 2023 was CHF 4.60 or $5.12 per share.

The following assumptions were used in the Black-Scholes option pricing model for determining the value of options and SARs granted during the six months ended June 30, 2024 and 2023:

	For the six months ended June 30,
	2024	2023
Weighted average share price at the date of grant (1)	USD 11.44 (CHF 10.18)	USD 7.85 (CHF 7.05)
Range of expected volatilities (%) (2)	85.54 - 93.00	68.70
Range of expected terms (years) (3)	5.50 - 6.25	6.25
Range of risk-free interest rates (%) (1)(4)	3.91 - 4.63	3.53
Dividend yield (%)	0.00	0.00

(1) Following the NASDAQ listing, the equity award exercise price is denominated in USD and the applicable risk-free interest rate has been adjusted accordingly.

(2) The expected volatility was derived from the historical stock volatilities of comparable peer public companies within the Company’s industry.

(3) The expected term represents the period that share-based awards are expected to be outstanding.

(4) The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the measurement date with maturities approximately equal to the expected terms.

The following table summarizes the Company’s stock option and SAR activity under the 2023 ESOP for the six months ended June 30, 2024 and 2023:

	For the six months ended June 30, 2024			For the six months ended June 30, 2023
	Number of awards	Weighted average exercise price (CHF)	Range of expiration dates	Number of awards (1)	Weighted average exercise price (1) (CHF)	Range of expiration dates
Outstanding as of January 1,	3,466,210	4.50	2027 - 2033	1,762,949	2.39	2027 - 2031
Options granted(2)	1,336,922	10.18	2034	1,449,500	7.18	2028 - 2033
SARs granted	—	—	—	134,765	7.18	2033
Earnout options granted	—	—	—	369,737	0.01	2028
Forfeited(3)	(119,910)	5.11	2032 - 2033	—	—	—
Exercised(3)	(95,590)	2.77	2027 - 2032	—	—	—
Outstanding as of June 30,	4,587,632	6.29	2028 - 2034	3,716,951	4.19	2027 - 2033

(1) Retroactive application of the recapitalization effect due to the BCA, the exchange ratio of 1.1432 was applied to the number of awards and the weighted average exercise price was divided by the same exchange ratio.

(2) Pursuant to the BCA, all outstanding and unexercised options to purchase Legacy Oculis ordinary shares were assumed by Oculis and each option was replaced by an option to purchase ordinary shares of Oculis (the “Converted Options”). The exchange of Legacy Oculis 2018 Employee Stock Option and Incentive Plan (“2018 ESOP”) options for converted 2023 Plan options is not reflected in the table above. Refer to Note 4 - Financing Activities for further details.

(3) Forfeited amount includes earnout options forfeited during the six month periods ended June 30, 2024 and 2023. No SARs had been exercised or forfeited during the six months ended June 30, 2024 and 2023.

The number of options and SARs that were exercisable at June 30, 2024 and 2023 were 1,751,475 and 1,098,431, respectively. Excluding earnout options, which have an exercise price of CHF 0.01, options outstanding as of June 30, 2024 have exercise prices ranging from CHF 1.76 to CHF 11.87. The weighted average remaining contractual life of options and SARs outstanding as of June 30, 2024 and December 31, 2023 was eight years.

Restricted stock units

Each restricted stock unit (“RSU”) granted under the 2023 ESOP entitles the grantee to one ordinary share upon vesting of the RSU. The Company intends to settle all RSUs granted in equity. The fair value of RSUs is determined by the closing stock price on the date of grant and the related compensation cost is amortized over the vesting period of the award using the graded method. RSU’s have time-based vesting conditions ranging from one to four years. Certain RSU’s also include a performance condition for which the Company has evaluated the probability of achievement. No expense has been recorded for awards with vesting criteria linked to performance conditions deemed not probable of achievement as of June 30, 2024. The following is a summary of restricted stock unit activity for the six months ended June 30, 2024:

	For the six months ended June 30, 2024
	Number of awards	Weighted average grant date fair value (CHF)	Range of expiration dates
Outstanding as of January 1, 2024	—	—	—
RSUs granted	466,908	9.84	2034
RSUs forfeited	—	—	—
RSUs vested/released	—	—	—
Outstanding as of June 30, 2024	466,908	9.84	2034

No RSUs were granted or outstanding during the six months ended June 30, 2023.

Restricted shares awards

Each restricted share granted under the 2018 ESOP was immediately exercised and the expense was recorded at grant date in full. The Company is holding call options to repurchase shares diminishing ratably on a monthly basis over three years from grant date. For each grant of restricted shares, the Company issues a grant notice, which details the terms of the grant, including the number of awards, repurchase right start date and expiration date. The terms of each grant are set by the Board of Directors. Restricted shares were granted and expensed at fair value. No restricted shares were awarded under the 2023 ESOP during the six months ended June 30, 2024 and 2023. As of June 30, 2024, 1,162,409 restricted shares were not subject to repurchase out of total 1,186,932 restricted shares exercised, compared to 1,088,838 as of December 31, 2023.

Share-based compensation expense

The total share-based compensation expense recognized in the statement of loss amounted to CHF 3.3 million and CHF 4.4 million for the three and six months ended June 30, 2024, respectively, including CHF 0.5 million recognized during the three and six months ended June 30, 2024 related to RSUs outstanding. Total share-based compensation recognized in the statement of loss was CHF 1.2 million and CHF 1.4 million for the three and six months ended June 30, 2023, respectively. The reserve for share-based payment increased from CHF 6.4 million as of December 31, 2023 to CHF 10.8 million as of June 30, 2024.

During the quarter ended June 30, 2024, certain options were modified to accelerate vesting upon the death of an employee, resulting in the acceleration of expense recognition. Total expense attributable to the modification was CHF 1.0 million recognized during the three months ended June 30, 2024.

Earnout options

As a result of the BCA, Legacy Oculis equity holders received consideration in the form of 3,793,995 earnout shares and 369,737 earnout options with an exercise price of CHF 0.01. As of June 30, 2024 the price targets had not yet been achieved. Refer to Note 4.

10.
CASH AND CASH EQUIVALENTS, AND SHORT-TERM FINANCIAL ASSETS

The table below shows the breakdown of the cash and cash equivalents and short-term financial assets by currencies:

in CHF thousands	Cash and cash equivalents		Short-term financial assets
by currency	As of June 30, 2024	As of December 31, 2023	As of June 30, 2024	As of December 31, 2023
Swiss Franc	13,664	19,144	65,032	33,532
US Dollar	25,162	16,610	8,988	15,148
Euro	4,890	2,020	50	4,644
Iceland Krona	114	542	-	-
Other	22	11	-	-
Total	43,852	38,327	74,070	53,324

Short-term financial assets consist of fixed term bank deposits with maturities between three and six months.

11.
WARRANT LIABILITIES

The following table summarizes the Company’s outstanding warrant liabilities by warrant type as of June 30, 2024 and 2023:

	2024			2023
in CHF thousands (except number of warrants)	Blackrock Warrant	EBAC Warrants	Total Warrant Liabilities	Blackrock Warrant	EBAC Warrants	Total Warrant Liabilities
Balance as of January 1,	-	5,370	5,370	-	-	-
Issuance of warrants	294	-	294	-	2,136	2,136
Fair value (gain)/loss on warrant liability	(4)	1,703	1,699	-	2,203	2,203
Exercise of public and private warrants	-	-	-	-	(39)	(39)
Balance as of June 30,	290	7,073	7,363	-	4,300	4,300

The Blackrock Warrant, described in Note 3, is classified as a liability because its exercise price is fixed in USD, which is not the functional currency of the Company and therefore it does not meet the requirements to be classified as equity under IFRS. The fair value of the Blackrock Warrant is determined using the Black-Scholes option-pricing model and is included in Level 3 of the fair value hierarchy.

The following assumptions were used in the Black-Scholes option-pricing model for determining the fair value of the Blackrock Warrant on the date of grant and as of June 30, 2024 as indicated:

	May 29, 2024	June 30, 2024
Share price on valuation date	USD 11.93 (CHF 10.88)	USD 11.95 (CHF 10.74)
Expected volatility (%) (1)	85.56	86.43
Expected term (years) (2)	3.5	3.46
Risk-free interest rate (%) (3)	4.75	4.48
Dividend yield (%)	0.00	0.00

(1) The expected volatility was derived from the historical stock volatilities of comparable peer public companies within the Company’s industry.

(2) The expected term represents the period that the Blackrock Warrant is expected to be outstanding.

(4) The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the measurement date with maturities approximately equal to the expected terms

For the three and six months ended June 30, 2024, the Company recognized a fair value gain of CHF 1.4 million and a loss of CHF 1.7 million, respectively, leading to an increase of the warrant liability to CHF 7.4 million as of June 30, 2024, primarily due to increase of share price as well as the issuance of the Blackrock Warrant. There were no warrant exercises during the three and six months ended June 30, 2024. For the three and six months ended June 30, 2023, the Company recognized a fair value loss of CHF 2.6 million and CHF 2.2 million, respectively, leading to an increase of the warrant liability to CHF 4.3 million as of June 30, 2023. The exercise of 47,825 public warrants at a price of CHF 10.32 or $11.50 per share during the six months ended June 30, 2023 resulted in a reduction of CHF 39 thousand to the warrant liability, an additional CHF 494 thousand of cash and an increase of CHF 534 thousand in shareholders’ equity.

The movement of the warrant liability is illustrated below:

	2024		2023
in CHF thousands (except number of warrants)	Warrant liabilities	Number of outstanding warrants	Warrant liabilities	Number of outstanding warrants
Balance as of January 1,	5,370	4,254,096	-	-
Issuance of warrants	294	43,321	2,136	4,403,294
Fair value (gain)/loss on warrant liability	1,699	-	2,203	-
Exercise of public and private warrants	-	-	(39)	(47,825)
Balance as of June 30,	7,363	4,297,417	4,300	4,355,469

12.
ACCRUED EXPENSES AND OTHER PAYABLES

The table below shows the breakdown of the Accrued expenses and other payables by category:

in CHF thousands	As of June 30, 2024	As of December 31, 2023
Product development related expenses	8,092	2,801
Personnel related expenses	2,016	2,301
General and administration related expenses	2,547	765
Other payables	108	81
Total	12,763	5,948

The increase in product development related accrued expenses as of June 30, 2024 compared to prior year end relates mainly to the advancement of our development pipeline in multiple clinical trials in 2024.

13.
COMMITMENTS AND CONTINGENCIES

Research and development commitments

The Group conducts product research and development programs through collaborative projects that include, among others, arrangements with universities, contract research organizations and clinical research sites. Oculis has contractual arrangements with these organizations. As of June 30, 2024, commitments for external research projects amounted to CHF 40.8 million, compared to CHF 50.5 million as of December 31, 2023, as detailed in the schedule below.

in CHF thousands	As of June 30, 2024	As of December 31, 2023
Within one year	22,737	23,625
Between one and five years	18,041	26,867
Total	40,778	50,492

14.
SHAREHOLDERS’ EQUITY
(A)
Conditional capital

The conditional capital at June 30, 2024 amounts to a maximum of CHF 209,405.43 split into 20,940,543 ordinary shares, in connection with the potential future issuances of:

•
Conditional share capital for new bonds and similar debt instruments:

CHF 67,500.00 through the issuance of a maximum of 6,750,000 fully paid up registered shares, each with a par value of CHF 0.01 (ordinary shares), in connection with the exercise of convertible rights and/or option rights or warrants, new bonds and similar debt instruments.

•
Conditional share capital in connection with employee benefit plans:

CHF 95,663.02 through the issuance of a maximum of 9,566,302 fully paid up registered shares, each with a par value of CHF 0.01 (ordinary shares), in connection with the exercise of option rights or other equity-linked instruments granted to any employee, consultant or member of the Board of Directors of Oculis.

During the six months ended June 30, 2024, 95,590 options were exercised and associated ordinary shares have been issued using the conditional share capital for employee benefit plans (refer to Note 9). These shares were not registered yet in the commercial register as of balance sheet date.

•
Conditional share capital for EBAC public and private warrants:

CHF 42,541.38 through the issuance of a maximum of 4,254,138 fully paid up registered shares, each with a par value of CHF 0.01 (ordinary shares), in connection with the exercise of warrants.

•
Conditional share capital for earnout options:

CHF 3,701.03 through the issuance of a maximum of 370,103 fully paid up registered shares, each with a par value of CHF 0.01 (ordinary shares), in connection with the exercise of option rights or other equity-linked instruments granted to any employee, consultant or member of the Board of Directors of Oculis.

(B) Capital band

The Company has a capital band between CHF 464,437.00 (lower limit) and CHF 691,655.50 (upper limit). The Company may effect an increase of the Company’s share capital in a maximum amount of CHF 227,218.50 by issuing up to 22,721,850 ordinary shares with a par value of CHF 0.01 each out of the Company’s capital band. The Board of Directors is authorized to increase the share capital to the upper limit at any time and as often as required until May 29, 2029. The Company had 41,745,295 ordinary shares issued and outstanding as of June 30, 2024 with a share price of $11.95.

(C) Treasury shares

In connection with the establishment of the ATM Offering Program described in Note 4 - Financing Activities, the Company issued 1,000,000 ordinary shares out of the Company’s capital band, such shares to be held in treasury and exclusively reserved for future settlement of any sales under the sales agreement with Leerink Partners.

15.
LOSS PER SHARE

The following table sets forth the loss per share calculations for the three and six months ended June 30, 2024 compared to the three and six months ended June 30, 2023.

	For the three months ended June 30,		For the six months ended June 30,
	2024	2023	2024	2023
Net loss for the period attributable to Oculis shareholders - in CHF thousands	(20,839)	(12,877)	(36,932)	(58,892)
Loss per share
Weighted-average number of shares used to compute basic and diluted loss per share	40,535,173	33,565,542	38,567,675	23,274,136

Basic and diluted net loss per share for the period, ordinary shares	(0.51)	(0.38)	(0.96)	(2.53)

Since the Company has a loss for all periods presented, basic net loss per share is the same as diluted net loss per share. Potentially dilutive securities that were not included in the diluted loss per share calculations because they would be anti-dilutive were as follows:

	As of June 30, 2024	As of June 30, 2023
Share options issued and outstanding	4,307,447	3,347,214
Earnout options	280,185	369,737
Share and earnout options issued and outstanding	4,587,632	3,716,951
Restricted stock units subject to future vesting	466,908	-
Restricted shares subject to repurchase	24,523	171,662
Earnout shares	3,793,995	3,793,995
Public warrants	4,102,397	4,203,770
Private warrants	151,699	151,699
Blackrock Warrant	43,321	-
Total	13,170,475	12,038,077

16.
RELATED PARTY DISCLOSURES

Key management, including the Board of Directors and the executive management team, compensation were:

in CHF thousands	For the three months ended June 30,		For the six months ended June 30,
	2024	2023	2024	2023
Salaries, cash compensation and other short-term benefits	1,349	725	2,334	1,399
Pension	104	70	196	156
Share-based compensation expense	2,792	804	3,707	856
Total	4,245	1,599	6,237	2,411

Salaries, cash compensation and other short-term benefits include social security and board member fees.

The number of key management individuals reported as receiving compensation in the table above was increased from 5 to 9 for the three and six months ended June 30, 2024 as compared to the three and six months ended June 30, 2023. The number of individuals receiving compensation for service on the Board of Directors as reported in the table above increased from 3 to 5 for the three and six months ended June 30, 2024 as compared to the three months ended June 30, 2023.

17.
SUBSEQUENT EVENTS

There are no material subsequent events.